                                                POSCO

                                                POSCO Center, 892 Daechi4-Dong
                                                Gangnam-gu, Seoul 135-777, Korea
                                                Tel. (822) 3457-0114
                                                Fax. (822) 3457-1996


                               September 14, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Nili Shah
           Accounting Branch Chief
           Division of Corporation Finance

            Re:   POSCO Annual Report on Form 20-F

Dear Ms. Shah:

            Reference is made to your letter, dated August 21, 2006, regarding your additional comments to our response letter dated August 2, 2006.

            We set forth in this letter our responses to the numbered comments in your letter. For your convenience, we have included the text of the additional comments in bold and keyed our responses accordingly.

GENERAL

1. WE NOTE FROM YOUR RESPONSE TO PRIOR COMMENT ONE THAT YOU HAVE DETERMINED THE SALES CONTRACT WITH CUSTOMERS IN COUNTRIES OTHER THAN JAPAN, THE U.S. AND EUROPE ("OTHER COUNTRIES") HAVE EMBEDDED FOREIGN CURRENCY DERIVATIVES THAT REQUIRE BIFURCATION. IT APPEARS THAT YOU HAVE NOT BIFURCATED THE EMBEDDED FOREIGN CURRENCY DERIVATIVES BECAUSE YOU HAVE DETERMINED THE IMPACT TO BE IMMATERIAL, GIVEN THE FACT THAT THE PERIOD FROM THE CONTRACT DATE TO THE DELIVERY DATE IS SHORT. TO HELP US BETTER UNDERSTAND YOUR MATERIALITY ASSESSMENT, PLEASE TELL US THE AVERAGE NUMBER OF DAYS FROM THE CONTRACT DATE TO THE DELIVERY DATE, THE NOTIONAL AMOUNTS INVOLVED, AND THE IMPACT TO NET INCOME, TOTAL ASSETS AND LIABILITIES HAD YOU FAIR VALUED THE EMBEDDED DERIVATIVES AT EACH REPORTING DATE.

      IN ADDITION, PLEASE TELL US WHETHER ANY OF EURO-DENOMINATED SALES CONTRACTS TO EUROPE INVOLVE CUSTOMERS OUTSIDE THE EURO ZONE. IF SO, PLEASE INCLUDE THE CONTRACTS WITH THESE CUSTOMERS IN THE EXPANDED MATERIALITY ANALYSIS REQUESTED ABOVE.

Ms. Nili Shah
Securities and Exchange Commission, p.2

      As noted by the staff, we have not bifurcated the embedded foreign currency derivatives from the sales contract with customers in Other Countries as required under SFAS 133. We have determined the financial statement impact to be immaterial to the consolidated financial statements of POSCO. The following table summarizes the Company's materiality assessment, as requested by the staff.

                                                   (in thousands of U.S. dollar)

                                                                                  Impact to
                                       Effect on                      ---------------------------------
            Average      Notional       Pre-tax        Effect on        Net       Total        Total
Year         Days      Amounts (1)   Income (Loss)    Liabilities      Income     Assets    Liabilities
----         ----      -----------   -------------    -----------      ------     ------    -----------
2003           35         157,730            735           205          0.044%      N/A        0.003%
2004           39         217,579         (3,584)        3,820         (0.107)%     N/A        0.049%
2005           47         216,866          1,270         2,645          0.031%      N/A        0.033%

----------

(1) Notional amounts are undelivered contract amounts at the ending of each fiscal year.

      The above assessment only includes export sales by POSCO (the parent company) and excludes export sales by POSCO's subsidiaries. Based on POSCO's consolidated financial statements for the years 2003, 2004 and 2005, POSCO's export sales (excluding exports by subsidiaries) represent 77%, 77% and 79%, respectively, of total consolidated export sales during the corresponding periods. The remaining portion of total consolidated export sales represents export sales by POSCO's subsidiaries (46 subsidiaries in total). Most of the Company's subsidiaries carry out secondary processing (pressing, cutting and trading, etc.) using products produced by POSCO. For export transactions of these subsidiaries, the duration from contract to delivery is similar to that of POSCO.

      We have not included export sales of our subsidiaries in the detailed schedule above based on the fact that: (1) the total amounts of export sales by POSCO's subsidiaries represent 23% in each of 2003 and 2004 and 21% in 2005 of total consolidated export sales; and (2) the results of our materiality analysis shown above based on POSCO's exports sales for the last three years are immaterial to POSCO's consolidated financial statements. Considering these two factors, we have determined that the financial statement impact of bifurcating and separately accounting for the embedded derivatives in our subsidiaries export sale contracts would be even more immaterial than the amounts determined above for the parent company export sales.

      POSCO's export sales transactions denominated in Euro are conducted solely with companies and customers located within the Euro zone.

      In the future, for the purpose of reconciling to US GAAP, we will bifurcate and separately account for these embedded derivatives pursuant to SFAS 133 commencing with our filing of annual report on Form 20-F for the year ended December 31, 2006.

Ms. Nili Shah
Securities and Exchange Commission, p.3

2. WITH RESPECT TO YOUR U.S. DOLLAR DENOMINATED PURCHASE CONTRACTS, THE BASIS FOR YOUR DETERMINATION THAT IRON ORE AND COAL ARE ROUTINELY DENOMINATED IN US DOLLARS IN INTERNATIONAL COMMERCE IS UNCLEAR. ACCORDINGLY, PLEASE CLARIFY THE FOLLOWING:

      - YOU STATE THAT YOUR PURCHASE CONTRACTS WITH COMPANIES BASED IN THE U.S. QUALIFY FOR THE PARAGRAPH 15(a) EXCEPTION IN SFAS 133. PLEASE CLARIFY WHETHER YOUR PURCHASE CONTRACTS ARE DIRECTLY WITH COMPANIES BASED IN THE U.S. OR WITH THE FOREIGN SUBSIDIARIES OF U.S.-BASED COMPANIES. IF THE LATTER, PLEASE CLARIFY YOUR BASIS FOR DETERMINING THAT THE U.S. PARENT IS A SUBSTANTIAL PARTY TO THE CONTRACT. REFER TO DIG ISSUE B32.

      - IT APPEARS THAT YOU BELIEVE THE PURCHASE CONTRACTS THAT ARE REQUIRED TO BE BIFURCATED ARE IMMATERIAL. TO HELP US BETTER UNDERSTAND YOUR MATERIALITY ASSESSMENT, PLEASE TELL US THE AVERAGE NUMBER OF DAYS FROM THE CONTRACT DATE TO THE RECEIPT DATE, THE NOTIONAL AMOUNTS INVOLVED, AND THE IMPACT TO NET INCOME, TOTAL ASSETS AND LIABILITIES HAD YOU FAIR VALUED THE EMBEDDED DERIVATIVES.

      The purchase contracts with U.S. companies referred to in our response letter dated August 2, 2006 refer to purchase contracts entered into directly with companies based in the United States, and do not refer to purchase contracts with foreign subsidiaries of such U.S. based companies.

      The effects of accounting for the embedded derivatives that would require bifurcation pursuant to SFAS 133 are shown in the table below along with the average number of days from contract date to receipt date and the notional amounts involved.

                                                   (in thousands of U.S. dollar)

                                                                                  Impact to
                                       Effect on                      ---------------------------------
            Average      Notional       Pre-tax        Effect on        Net       Total        Total
Year         Days      Amounts (1)   Income (Loss)       Assets        Income     Assets    Liabilities
----         ----      -----------   -------------       ------        ------     ------    -----------
2003           62         43,189             40             59          0.002%     0.000%       N/A
2004          165         69,344          1,279          1,347          0.038%     0.006%       N/A
2005          168         69,318            135          1,516          0.003%     0.006%       N/A

----------

(1) Notional amount are undelivered contract amounts at the ending of each fiscal year.

      On the basis of the above calculations, we have determined that the financial statement impact of bifurcating and separately accounting for U.S. dollar denominated purchase contracts in our consolidated financial statements is immaterial.

      In the future, for the purpose of reconciling to US GAAP, we will bifurcate and separately account for these embedded derivatives pursuant to SFAS 133 commencing with our filing of annual report on Form 20-F for the year ended December 31, 2006.

                                    * * * * *

Ms. Nili Shah
Securities and Exchange Commission, p.4

            We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the "Commission"), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We hope that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO's Legal Department, to the attention of Stephen Bong-han Kim at (822) 3457-1376 (fax: 822-3457-1972), or POSCO's outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jay Hoon Choi at (852)
2532-3776 (fax: 852-2160-1076). In relation to accounting matters, the staff may also contact Jong-Chul Han of Samil PricewaterhouseCoopers at (822) 709-0408 (fax: 822-3781-9550).

                                            Sincerely,

                                            /s/ Ku-Taek Lee
                                            ---------------------------------
                                            Ku-Taek Lee
                                            Chief Executive Officer and
                                            Representative Director


cc:   Tracey McKoy
      Staff Accountant
      Division of Corporation Finance

      Stephen Bong-han Kim
      Attorney at Law
      POSCO Legal Department

      Jinduk Han
      Partner
      Cleary Gottlieb Steen & Hamilton LLP

      Jong-Chul Han
      Partner
      Samil PricewaterhouseCoopers